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10035389

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Healthcare Community Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Empire Drive
(No. and Street)

Rensselaer (City) New York (State) 12144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. DelPozzo (518) 431-7787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

66 State Street (Address) Albany (City) New York (State) 12207 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. DelPozzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthcare Community Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, CFO

Title

Notary Public

KAREN KAUFMAN-WHITE
Notary Public, State of New York
Qual. in Greene Co. No. 01KA6045515
Commission Expires July 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report on internal control required by Sec Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Years ended December 31, 2009 and 2008

HEALTHCARE COMMUNITY SECURITIES CORPORATION

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Healthcare Community Securities Corporation

We have audited the accompanying statements of financial condition of Healthcare Community Securities Corporation (a wholly-owned subsidiary of Group Insurance Agency, Inc.) as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Community Securities Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Albany, New York
February 18, 2010

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2009	2008
ASSETS		
CURRENT ASSETS		
Cash	$1,354,128	$ 38,647
Investment in money market fund, at fair value	-	1,064,723
Commissions receivable	758,061	786,652
Prepaid income tax	1,890	186,572
Prepaid expenses and other assets	17,511	18,144
Total current assets	2,131,590	2,094,738
PROPERTY AND EQUIPMENT, net	1,130	5,240
DEFERRED TAX ASSET	74,717	73,299
Total assets	$2,207,437	$2,173,277
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 583,493	$ 643,642
Due to affiliate	320,470	228,305
Total current liabilities	903,963	871,947
OTHER LIABILITIES	69,881	112,766
Total liabilities	973,844	984,713
STOCKHOLDER'S EQUITY		
Common stock, no par value; 100 shares authorized, issued and outstanding	100	100
Additional paid-in capital	99,900	99,900
Retained earnings	1,130,191	1,130,191
Accumulated other comprehensive income (loss), net of deferred tax benefit	3,402	(41,627)
Total stockholder's equity	1,233,593	1,188,564
Total liabilities and stockholder's equity	$2,207,437	$2,173,277

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF INCOME

	Years Ended December 31,	
	2009	**2008**
Revenues:		
Gross commissions	**$ 7,827,778**	$ 8,609,992
Less commissions paid to other broker/dealers	**4,014,894**	4,634,692
Net commissions	**3,812,884**	3,975,300
Consulting fees and other income	**83,678**	54,965
Interest income	**248**	23,980
	3,896,810	4,054,245
Expenses:		
Corporate expenses	**1,867,083**	1,366,572
Employee compensation and benefits	**1,148,280**	1,195,063
Other operating expenses	**335,416**	391,219
Professional	**120,795**	242,817
Occupancy	**112,874**	107,975
Insurance	**75,315**	65,376
Consulting expense	**30,000**	30,000
	3,689,763	3,399,022
Income before income taxes	**207,047**	655,223
Income tax expense	**81,436**	185,230
Net income	**$ 125,611**	$ 469,993

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income
Balance, January 1, 2008	$ 100	$ 99,900	$ 1,260,198	$ (43,117)	**$ 1,317,081**	
Net income	-	-	469,993	-	**469,993**	$ 469,993
Dividends paid	-	-	(600,000)	-	**(600,000)**	-
Post employment benefits, net of deferred tax benefit	-	-	-	1,490	**1,490**	1,490
Comprehensive income	-	-	-	-	-	$ 471,483
Balance, December 31, 2008	100	99,900	1,130,191	(41,627)	**1,188,564**	
Net income	-	-	125,611	-	**125,611**	$ 125,611
Dividends paid	-	-	(125,611)	-	**(125,611)**	-
Post employment benefits, net of deferred tax benefit	-	-	-	45,029	**45,029**	45,029
Comprehensive income	-	-	-	-	-	$ 170,640
Balance, December 31, 2009	$ 100	$ 99,900	$ 1,130,191	$ 3,402	**$ 1,233,593**	

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 125,611	$ 469,993
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	4,041	10,515
Deferred taxes	(1,418)	(43,231)
Changes in:		
Accounts receivable	28,591	107,205
Prepaid income taxes	184,682	(143,358)
Prepaid expenses	633	(491)
Other liabilities	2,144	12,162
Accrued expenses	(60,149)	(123,292)
Cash provided by operating activities	284,135	289,503
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds of money market funds, net	1,064,723	335,452
Proceeds from sale of property and equipment	69	-
Cash provided by investing activities	1,064,792	335,452
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in due to affiliates	92,165	(110,002)
Dividends paid	(125,611)	(600,000)
Cash used in financing activities	(33,446)	(710,002)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,315,481	(85,047)
CASH AND CASH EQUIVALENTS, Beginning of year	38,647	123,694
CASH AND CASH EQUIVALENTS, End of year	$ 1,354,128	$ 38,647
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash (refunds) payments, net for income taxes	$ (225,715)	$ 373,844

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) *Organization*

Healthcare Community Securities Corporation (the Corporation) is a wholly-owned subsidiary of Group Insurance Agency, Inc. (GIA). GIA is a wholly-owned subsidiary of HANYS Services, Inc. (Parent). Parent is a wholly-owned subsidiary of Healthcare Association of New York State, Inc. (HANYS). The Corporation was formed for the purpose of providing investment products and services to HANYS' members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Group Insurance Agency, Inc. (d/b/a HANYS Benefit Services) provides employee benefit programs and group and individual insurance products principally to HANYS' members and their employees.

HANYS Services, Inc. (d/b/a HANYS Solutions (HSI)) is the parent of GIA and other for-profit subsidiaries which provide software products, data analytics, background screening, and consulting services primarily to HANYS' members and the national hospital and healthcare market.

HANYS is a membership organization which provides various dues-supported services and programs to non-profit healthcare providers within New York State.

(b) *Revenue Recognition/Commission Receivable*

Commission revenue on mutual fund and variable annuity transactions is recorded based on the settlement date which does not differ materially from trade date accounting for such transactions. Commissions receivable represent commissions earned on these transactions but not collected by the Corporation. An allowance for doubtful accounts, if any, is based on a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables are written off based on individual credit evaluations and specific circumstances of customers. At December 31, 2009 and 2008, an allowance for doubtful accounts was not considered necessary.

(c) *Income Taxes*

The Corporation is a for-profit corporation under the provisions of the Internal Revenue Code and is included in a consolidated federal income tax return and a combined state return with its Parent. The Parent charges each related entity, including the Corporation, for its share of federal and state income tax expense, as if it filed a separate return. Income tax expense has been provided on income as reported in the statement of income.

The Parent and subsidiaries account for income taxes under the asset and liability method of accounting for income taxes. Under this method, a deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences, tax credit carryforwards and operating loss carryforwards. A valuation allowance is established to reduce deferred tax assets if it is more than likely that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Income Taxes, continued

Effective January 1, 2009 the Corporation adopted guidance issued by the FASB regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The adoption of this guidance did not impact the Corporation's financial position or results of operations.

The Corporation believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

Subsequent to the adoption of this guidance the Company has elected to record income tax related interest and penalties as component of the provision for income tax expense. There were no amounts of interest and penalties recognized in the statement of operations for the year ended December 31, 2009.

None of the Corporation's income tax returns are currently under examination. However, the years ended December 31, 2006 and later remain subject to examination by the IRS and various state authorities.

(d) Property and Equipment

Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, which range from three to ten years.

(e) Securities and Exchange Commission Rule 15c3-3 Exemption

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at either December 31, 2009 or 2008. All customer transactions are cleared through another broker-dealer on a fully disclosed basis and the Corporation promptly forwards all funds and securities of its customers received in connection with its activities to this broker-dealer. The Corporation does not maintain margin accounts.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) *Cash*

For purposes of the statement of cash flows, the Corporation considers cash to be cash on hand and cash in banks. Changes in money market funds, which are typically considered cash equivalents, are reflected as investing activities in the statements of cash flows.

The Corporation's cash is deposited with institutions of high credit quality. At times, these amounts may exceed Federal Deposit Insurance Corporation insurance limits.

(h) *Other Post-Retirement Costs*

Employers' accounting for defined benefit pension and other postretirement plans requires the recognition of a defined benefit pension or postretirement benefit plan's funded status as either an asset or liability on the balance sheet. The gain or loss and prior service cost or credits that arise during the period, but are not recognized as components of net periodic benefit costs, are recognized as a component of other comprehensive income. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.

(i) *Advertising Costs*

The Corporation expenses all advertising costs as incurred. Advertising costs amounted to $12,183 and $69,536 for the years ended December 31, 2009 and 2008, respectively.

(j) For purposes of preparing the financial statements, the Corporation considered events through February 18, 2010. No material events have occurred since the date of financial statements, which have not been disclosed in these financial statements.

NOTE 2 — RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, HANYS, HSI, and GIA allocates certain administrative and operating expenses ("corporate expenses") and occupancy expenses to the Corporation and are reimbursed by the Corporation on a monthly basis. Corporate and occupancy expenses allocated from HANYS, HSI, and GIA to the Corporation approximated $1,867,100 and $1,366,500 in 2009 and 2008, respectively. Amounts due to affiliate at December 31, 2009 and 2008 represent the net liability due to HANYS, HSI and GIA for allocated expenses and the Corporation's share of federal and state income tax expense and is payable in the normal course of business without interest.

NOTE 3 — INVESTMENT IN MONEY MARKET FUND

The Corporation had an investment in a money market mutual fund to achieve its investment objective of low risk and high liquidity. The fund invested only in money market instruments backed by the full faith and credit of the United States Government.

The Corporation follows the accounting provisions of fair value measurements for financial assets which establishes a hierarchy for inputs used in measuring fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. The Corporation's investments are valued at fair value on a recurring basis. At December 31, 2008, the Corporation investments consist of money market funds and are valued at Level 1 inputs, with a carrying amount of $1,064,723 and no unrealized gains or losses. There were no investments at December 31, 2009.

NOTE 4 — OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31, 2009 and 2008 consisted of the following:

	2009	2008
Travel	$ 125,170	$ 133,432
Office supplies and other	114,398	80,475
Maintenance and repairs	35,327	35,848
Telephone	32,646	25,694
Advertising and promotion	12,184	69,536
Printing and postage	6,384	6,293
Direct administrative fees	4,952	8,088
Depreciation expense	4,041	10,172
Seminar and conference space	315	21,681
	$ 335,416	$ 391,219

NOTE 5 — EMPLOYEE BENEFIT PLANS

DEFINED CONTRIBUTION RETIREMENT PLAN

The Corporation participates in HANYS's defined contribution plan. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants' compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the years ended December 31, 2009 and 2008 were approximately $70,000 and $76,500, respectively.

OTHER POST RETIREMENT BENEFITS

HANYS provides postretirement health and life insurance benefits to all of its subsidiary and related corporations through the Healthcare Association of New York State, Inc.'s Postretirement Welfare Plan (the "postretirement plan") for certain full-time employees with over five years of service who meet minimum age and service requirements at the time of termination and elect to receive benefits upon retirement. The maximum amount of benefits available to retirees is limited by the HANYS' policy.

NOTE 5 — EMPLOYEE BENEFIT PLANS (Continued)

***OTHER POST RETIREMENT BENEFITS** (Continued)*

A summary of the Corporation's share of the funded status of the postretirement plan and other plan information is as follows:

	2009	2008
Benefit obligation	$ (69,881)	$ (112,766)
Fair value of plan assets	-	-
Funded status - (unfunded)	$ (69,881)	$ (112,766)
Accrued other postretirement benefit obligation recorded in the statements of financial position - other liabilities	$ (69,881)	$ (112,766)
Items not yet recognized as a component of net periodic pension cost:		
Net loss (gain)	$ 8,140	$ 56,364
Prior service cost	(11,542)	(13,823)
Tax benefit	-	(914)
Accumulated other comprehensive (income) loss net of deferred tax benefit	$ (3,402)	$ 41,627
Weighted-average assumptions for net benefit obligation and net benefit cost		
Discount rate	5.80%	5.75%
Expected return on plan assets	-	-
Rate of compensation increase	3.00%	3.00%

The discount rate used in determining the accumulated postretirement benefit obligation (APBO) was 5.80% and 5.75% at December 31, 2009 and 2008 respectively. For measurement purposes, an annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed to be 9% for 2009 grading to 4% by 2015 (9.0% for 2008) and remaining at that level thereafter.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") introduced a new prescription drug benefit under Medicare that went into effect in 2006. The Act also included a federal subsidy payable to plan sponsors equal to 28% of certain prescription drug benefits payable to Medicare-eligible retirees in 2006. The subsidy is available to an employer that sponsors a retiree medical plan that includes a prescription drug benefit that is at least as valuable as the new Medicare coverage. The subsidy is not subject to federal income tax. The APBO valuation does not reflect the effect of the Act as HANYS has determined the effect to be immaterial to the postretirement plan. Accordingly, HANYS elected not to file for the 2006 subsidy.

NOTE 5 — EMPLOYEE BENEFIT PLANS (Continued)

OTHER POST RETIREMENT BENEFITS (Continued)

Healthcare cost trend rates have a significant effect on the future costs and related amounts reported for health care plans. An additional one-percentage-point change in the assumed health care cost trend rate for each year would significantly change the postretirement benefit obligation.

In January 2005, HANYS' Board of Directors approved an amendment to its postretirement health and life insurance benefit plan. These amendments effectively changed certain eligibility criteria for certain employees participating in the plan, as well as capping certain costs and eliminating certain benefits offered under the plan.

Components of projected net periodic pension cost for the years ended December 31 are:

	2009	2008
Service cost for benefits earned	$ 1,214	$ 4,802
Interest cost on benefit obligation	3,765	5,870
Amortization of prior year cost and actuarial gain/loss	(2,835)	1,490
Periodic benefit cost	$ 2,144	$ 12,162
Employer contribution made	$ -	$ -
Benefits paid	$ -	$ -

Other changes in plan benefit obligations recognized in other comprehensive income during 2009 and 2008 were as follows:

	2009	2008
Current year actuarial loss/(gain)	$ (47,097)	$ -
Amortization of actuarial (loss)	(241)	(3,794)
Amortization of prior service (cost)	2,309	2,304
Total recognized in other comprehensive loss/(income)	$ (45,029)	$ (1,490)

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2010 are as follows:

Actuarial gain/loss	$ 198
Prior service cost	2,309
Total	$ 2,507

NOTE 5 — EMPLOYEE BENEFIT PLANS (Continued)

OTHER POST RETIREMENT BENEFITS (Continued)

Expected benefit payments for the next five years and the five years thereafter, using a December 31 measurement date, are as follows:

2010	$ 8
2011	$ 17
2012	$ 1,051
2013	$ 1,117
2014	$ 3,514
2015-2019	$19,347

NOTE 6 — PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 and 2008 consisted of the following:

	2009	2008
Furniture	$ 30,960	$ 30,960
Software	30,000	30,000
Office equipment	18,645	18,645
Computer equipment	956	2,371
	80,561	81,976
Less accumulated depreciation	79,431	76,736
Property and equipment, net	$ 1,130	$ 5,240

Depreciation expense was $4,041 and $10,515 for 2009 and 2008, respectively.

NOTE 7 — NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, but not less than $25,000, and that the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2009 and 2008, the Corporation had net capital of approximately $1,133,700 and $884,000, respectively, which was approximately $1,068,700 and $818,000 in excess of its minimum required net capital of approximately $65,000 and $66,000 at December 31, 2009 and 2008, respectively. The Corporation's ratio of aggregate indebtedness to net capital was approximately 1:1 at both December 31, 2009 and 2008.

NOTE 8 — PROVISION FOR INCOME TAXES

Federal and state income tax expense attributable to the Corporation for the years ended December 31, 2009 and 2008 were as follows:

	2009	2008
Federal and state tax expense	$ 82,854	$228,461
Deferred tax benefit	(1,418)	(43,231)
Total income taxes	$ 81,436	$185,230

The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31, 2009 and 2008 are presented below:

	2009	2008
Deferred tax assets		
Accrued post retirement liability	$ 30,412	$ 47,712
Accrued compensated absences	31,425	24,805
Accrued incentive compensation	41,771	45,240
Less: valuation allowance	(28,891)	(44,458)
Net deferred tax assets	$ 74,717	$ 73,299

The valuation allowance at December 31, 2009 and 2008 was $28,891 and $44,458, respectively. The net change in the valuation allowance was $15,567 in 2009 and $(4,207) in 2008. The valuation allowance at December 31, 2009 and 2008 reflects the estimate that it is more likely than not that the net deferred tax assets may not be realized.

NOTE 9 — CONTINGENCIES

The Corporation is a member of the Financial Industry Regulatory Authority (FINRA) and is subject to compliance with rules and regulations established by FINRA. The Corporation has recently concluded a review by FINRA which resulted in several exceptions related to technical compliance issues. Immediately after the review, the Corporation implemented a corrective action plan. In response to the review, the Corporation reached an agreement with FINRA, without admitting or denying findings, in which the Corporation consented to a $35,000 fine and censure. The fine is reflected in other operating expenses on the statement of income for the year ended December 31, 2009 and included in the detail of other operating expenses under office supplies and other included in Note 4 to the financial statements. The Corporations compliance with rules and regulations continue to be subject to FINRA review, interpretation or actions of which are unknown and unasserted at this time.

SUPPLEMENTARY INFORMATION

SCHEDULE I

HEALTHCARE COMMUNITY SECURITIES CORPORATION

(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
As of December 31, 2009

Net Capital	
Total stockholder's equity qualified for net capital	$1,233,593
Deductions and/or charges:	
Non-allowable assets:	
Deferred tax asset	(74,717)
Prepaid income tax	(1,890)
Commissions receivable over 30 days	(4,634)
Prepaid expenses and other assets	(17,511)
Property and equipment, net	(1,130)
Net capital before haircuts on securities positions	1,133,711
Haircuts on money market investment (2%)	-
Net capital	$1,133,711
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accrued expenses	$ 583,493
Due to affiliates	320,470
Other liabilities	69,881
Total aggregate indebtedness	$ 973,844
Computation of Basic Net Capital Requirement	
Aggregate Indebtedness divided by 15	$ 64,926
Minimum net capital requirement	25,000
Excess net capital over minimum net capital requirement	$1,068,785
Excess net capital at 1000%*	$1,036,327

*Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) revised FOCUS report, and the above schedule as of December 31, 2009.

OTHER REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Healthcare Community Securities Corporation

In planning and performing our audit of the financial statements and the supplemental schedule of Healthcare Community Services Corporation (the Corporation) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation relating to items 2, 3 or 4 above.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Corporation's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 18, 2010